

April 5, 2011

Via Facsimile
Mr. Paolo Scaroni
Chief Executive Officer
Eni S.p.A.
1 Piazzale Enrico Mattei
00144 Rome, Italy

> **Re: Eni S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 26, 2010**
> **Response Letter Dated March 28, 2011**
> **File No. 001-14090**

Dear Mr. Scaroni:

We have reviewed your response letter dated March 28, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   You state in your February 11, 2011, response to comment 2 in our letter dated January 24, 2011, that your production in Iran averaged 21 KBOE/d, and that this amount represents less than 10% of the overall production from the oil and gas fields you have developed in Iran. Please revise your proposed risk factor, as set forth in your responses to comment 3 in our letter dated January 24, 2011, and comment 3 in our letter dated March 22, 2011, to include this information in addition to the statement that in 2010 your production in Iran represented approximately 1% of the Eni Group's total production.

You may contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director